Mail Stop 3561
      April 13, 2006

Ezra Uzi Yemin
President and Chief Executive Officer
Delek US Holdings, Inc.
830 Crescent Centre Drive, Suite 300
Franklin, Tennessee 37067

      Re:	Delek US Holdings, Inc.
		Amendment No. 1 to Registration Statement on Form S-1
      Filed March 23, 2006
		File No. 333-131675

Dear Mr. Yemin:

	We have reviewed your amendment and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Prospectus Summary, page 1
1. Please refer to comment 5 in our letter dated March 9, 2006.
As
requested previously, please remove the "Market Opportunities," "Competitive Advantages" and "Strategy" sections from the summary.
2. Please substantiate or delete the statement that you believe that
"smaller operators lack the operational and financial resources to compete with larger operators such as us."

The Offering, page 5
3. Please refer to comment 9 in our letter dated March 9, 2006. As requested previously, where you discuss your dividend policy in this section and elsewhere in the prospectus, please revise to state what you "will" pay instead of what you "expect" or "intend" to pay.

Summary Consolidated Financial Information and Other Data, page 6
4. Please remove the applicable disclosures in footnotes one and two whereby you reference the "Unaudited Pro Forma Condensed Consolidated
Financial Data" which shows what your results of operations might have been had you made the Williamson Oil and Tyler refinery acquisitions on January 1, 2004. In this regard, we note that this pro forma information was removed in connection with your update of the financial statements for the fiscal year ended December 31, 2005.
This comment also applies to footnotes one and two of the Selected Historical Consolidated Financial Information and Other Data table at page 36 and the Summary Financial and Other Information table at page
52 of your filing.

Risk Factors, page 11
5. Please refer to comment 12 in our letter dated March 9, 2006. We continue to believe some of your risk factors are considered generic and could apply to many companies within your industry or in other industries. Please revise to specifically indicate how the stated risk applies to your company, or delete these risk factors accordingly:

* Events reported in the media, such as incidents involving food-borne illnesses..., page 12.

* A reduction in customer traffic would decrease our profitability, page 13.

* If our proprietary technology systems are insufficient..., page
21.

* We rely on a few key employees who are experienced..., page 22.

* The requirements of being a public company..., page 27

Please revise or delete these and similar risk factors as appropriate.




Use of Proceeds, page 31
6. Please refer to comment 19 in our letter dated March 9, 2006. We note your revised disclosure stating that your management will have considerable discretion in the application of the portion of net proceeds that is to be available for general corporate purposes. Please address more specifically your expected use of proceeds for the amounts remaining after repaying indebtedness. As noted previously, you may reserve the right to change the use of proceeds, provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated. See Instruction 7 to Item 504 of Regulation S-
K.  Please revise accordingly.

Liquidity and Capital Resources, page 60
Capital Spending, page 63
7. Please discuss any expected material changes in capital spending given your proposed dividend policy. Also, please discuss the effect changes in your dividend policy are expected to have on your future level of growth. We may have further comments once you have provided us with the details of your dividend policy.

Competition, page 85
8. Please refer to comment 29 in our letter dated March 9, 2006. We note your revised disclosure stating that you believe your store location, neighborhood merchandising strategy and your proprietary information technology systems used to manage merchandise and fuel sales allows you to compete in the markets in which you operate. It would appear your competitors in each segment would compete on the same basis. Please revise to explain in greater detail how you compete on the factors you identify and discuss how those factors differentiate you from competitors. See Item 101(c)(1)(x) of Regulation S-K.

Management, page 93
9. Please revise the biographical information of Mr. McLarty to describe his business experience during the past five years. See
Item 401(e)(1) of Regulation S-K.






* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Regina Balderas, Staff Accountant, at (202)
551-
3722 or William Choi, Accounting Branch Chief, at (202) 551-3716
if
you have questions regarding comments on the financial statements
and
related matters.  Please contact Matthew Benson, Attorney-Advisor, at
(202) 551-3335 or Ellie Quarles, Special Counsel, at (202) 551-
3238
with any other questions.

      Sincerely,



      H. Christopher Owings
      Assistant Director

cc:	Mara Rogers, Esq.
	Fulbright & Jaworski L.L.P.
	Fax:  (212) 318-3400
Ezra Uzi Yemin
Delek US Holdings, Inc.
April 13, 2006
Page 4